Exhibit 99.1

Fly Leasing Reports Fourth Quarter and Full Year 2018 Financial Results

Dublin, Ireland, March 7, 2019 – Fly Leasing Limited (NYSE: FLY) (“FLY”), a global leader in aircraft leasing, today announced its financial results for the fourth quarter and full year of 2018.

Fourth Quarter 2018 Highlights

•	Net income of $31.0 million, $0.95 per share
•	Adjusted Net Income of $30.8 million, $0.94 per share
•	26% increase in operating lease rental revenue
•	100% fleet utilization
•	Sold three aircraft for a gain of $7.9 million, a 12% premium to book value

2018 Full Year Highlights

•	Net income of $85.7 million, $2.88 per share
•	Adjusted Net Income of $91.2 million, $3.06 per share
•	15% increase in operating lease rental revenue
•	Sold six aircraft at a 17% premium to book value
•	Grew book value 11% to $21.50 per share

“FLY is reporting a great financial outcome for the fourth quarter and a record result for the full year,” said Colm Barrington, FLY’s Chief Executive Officer. “Our renewed and larger fleet drove a 26% increase in operating lease rental revenue as compared to the fourth quarter of 2017. We held expenses below last year’s level, resulting in Adjusted Net Income of $30.8 million for the quarter, or 94 cents per share.”

“FLY’s strong operating performance throughout 2018 produced a record full-year result, with Adjusted EPS of $3.06 per share,” added Barrington. “Based on these strong trends, FLY is expecting another great financial result in 2019, starting with first quarter expected pre-tax income of more than $45 million.”

“The strategy that we have implemented at FLY over the last few years is bearing fruit,” said Barrington. “During 2018 we increased our fleet significantly, and since then we have reduced our leverage through profitable aircraft sales and now have ample financial capacity for growth.”

Financial Results

FLY is reporting net income of $31.0 million, or $0.95 per share, for the fourth quarter of 2018. This compares to a net income of $7.2 million, or $0.25 per share, for the same period in 2017.

Net income for the year ended December 31, 2018 was $85.7 million, or $2.88 per share, compared to a net income of $2.6 million, or $0.09 per share, for the year ended December 31, 2017.

Adjusted Net Income

Adjusted Net Income was $30.8 million for the fourth quarter of 2018, compared to Adjusted Net Income of $7.3 million for the same period in the previous year. On a per share basis, Adjusted Net Income was $0.94 in the fourth quarter of 2018, compared to Adjusted Net Income of $0.26 for the fourth quarter of 2017. For the year ended December 31, 2018, Adjusted Net Income was $91.2 million, or $3.06 per share, compared to $8.2 million, or $0.27 per share, for the same period last year.

A reconciliation of Adjusted Net Income to net income determined in accordance with GAAP is shown below.

Portfolio Acquisition Update

As of December 31, 2018, FLY had completed the acquisition of 33 Airbus A320 aircraft and seven engines pursuant to the transaction that was first announced in February 2018.

Financial Position

At December 31, 2018, FLY’s total assets were $4.2 billion, including investment in flight equipment totaling $3.8 billion. Total cash at December 31, 2018 was $281.1 million, of which $180.2 million was unrestricted. The book value per share at December 31, 2018 was $21.50, an 11% increase since the beginning of the year. At December 31, 2018, FLY’s net debt to equity ratio was 4.0x, an improvement from 4.3x as of the beginning of the year.

Aircraft Portfolio

At December 31, 2018, FLY had 113 aircraft and seven engines in its portfolio. Of the 113 aircraft, 100 were held for operating lease, one was classified as an investment in finance lease and 12 were classified as held for sale. FLY’s aircraft  are on lease to 46 airlines in 26 countries. The table below does not include one B767 aircraft owned by a joint venture in which FLY has a 57% interest, nor the seven engines.

Portfolio at	Dec. 31, 2018		Dec. 31, 2017
	Number	% of Net Book Value	Number	% of Net Book Value
Airbus A319	8	3%	9	4%
Airbus A320(1)	44	32%	12	11%
Airbus A321	3	3%	3	4%
Airbus A330	3	5%	3	6%
Airbus A340	2	1%	2	1%
Boeing 737(1)	42	32%	44	42%
Boeing 737 MAX	2	3%	2	3%
Boeing 757	3	1%	3	1%
Boeing 777	2	8%	2	10%
Boeing 787	4	12%	5	18%
Total	113	100%	85	100%
(1) At December 31, 2018, includes ten Airbus A320 and two Boeing 737 aircraft classified as held for sale.

At December 31, 2018, the average age of the portfolio, weighted by net book value of each aircraft and engine, was 7.2 years. The average remaining lease term was 5.8 years, also weighted by net book value. At December 31, 2018, FLY’s portfolio, excluding aircraft held for sale, was generating annualized rental revenue of approximately $453.2 million. FLY’s lease utilization factor was 100% for the fourth quarter of 2018 and 99.7% for the year ended December 31, 2018.

Conference Call and Webcast

FLY’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Thursday, March 7, 2019. Participants should call +1 (409) 220-9381 (International) or (866) 438-0730 (North America) and enter confirmation code 2569936. A live webcast with slide presentation will be available on the Events and Presentations page in the Investor Relations section of FLY’s website at www.flyleasing.com. A webcast replay will be available on the company’s website for one year.

About FLY

FLY is a global aircraft leasing company with a fleet of modern, high-demand, and fuel efficient commercial jet aircraft. FLY leases its aircraft under multi-year lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM, a worldwide leader in aircraft lease management and financing. For more information about FLY, please visit our website at www.flyleasing.com.

Non-GAAP Financial Measures

FLY provides all financial information in accordance with Generally Accepted Accounting Principles in the United States (GAAP). To supplement our consolidated financial statements presented in accordance with GAAP, we are also providing with this press release, and on our conference call, certain non-GAAP financial measures, including Adjusted Net Income and Adjusted Return on Equity.  In calculating these non-GAAP financial measures, we have excluded certain amounts, as detailed in the reconciliation below.

Beginning in the first quarter of 2018, we modified our reporting of Adjusted Net Income and Adjusted Return on Equity. As a result, we have modified our historical presentation of these measures. Prior period information has been revised to conform to the current period presentation.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business, operations and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks; and the risk that FLY may be unable to achieve its portfolio growth expectations, or to reap the benefits of such growth. Further information on the factors and risks that may affect FLY’s business is included in filings FLY makes with the Securities and Exchange Commission from time to time, including its Annual Report on Form 20-F and its reports on Form 6-K. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

# # #
Contact:

Matt Dallas
Fly Leasing Limited
+1 203-769-5916
ir@flyleasing.com

Fly Leasing Limited
Consolidated Statements of Income
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
	Three months ended Dec. 31,		Year ended Dec. 31,
	2018 (Unaudited)	2017 (Unaudited)	2018 (Audited)	2017 (Audited)
Revenues
Operating lease rental revenue	$112,159	$89,019	$389,350	$337,137
End of lease income	4,264	16,598	20,333	17,837
Amortization of lease incentives	(2,614)	(2,066)	(9,738)	(7,668)
Amortization of lease premiums, discounts and other	(42)	(123)	(431)	(412)
Operating lease revenue	113,767	103,428	399,514	346,894
Finance lease revenue	163	177	675	731
Equity earnings (loss) from unconsolidated subsidiary	56	119	(54)	496
Gain on sale of aircraft	7,874	3,926	13,398	3,926
Interest and other income	445	284	4,766	1,204
Total revenues	122,305	107,934	418,299	353,251
Expenses
Depreciation	39,887	33,957	144,084	133,227
Aircraft impairment	—	—	—	22,000
Interest expense	40,703	31,382	144,742	127,782
Selling, general and administrative	8,487	7,445	31,185	30,671
Loss (gain) on derivatives	233	(546)	(2,382)	(192)
Loss on modification and extinguishment of debt	1,016	20,798	2,474	23,309
Maintenance and other costs	510	888	2,547	2,524
Total expenses	90,836	93,924	322,650	339,321
Net income before provision for income taxes	31,469	14,010	95,649	13,930
Provision for income taxes	460	6,840	9,926	11,332
Net income	$31,009	$7,170	$85,723	$2,598
Weighted average number of shares
- Basic	32,650,019	28,373,978	29,744,083	30,307,357
- Diluted	32,661,240	28,427,967	29,783,904	30,353,425
Earnings per share
- Basic	$0.95	$0.25	$2.88	$0.09
- Diluted	$0.95	$0.25	$2.88	$0.09

Fly Leasing Limited

Consolidated Balance Sheets
(DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
	Dec. 31, 2018 (Audited)	Dec. 31, 2017 (Audited)
Assets
Cash and cash equivalents	$180,211	$329,105
Restricted cash and cash equivalents	100,869	127,710
Rent receivables	9,307	2,059
Investment in finance lease, net	12,822	13,946
Flight equipment held for sale, net	259,644	—
Flight equipment held for operating lease, net	3,228,018	2,961,744
Maintenance rights	298,207	131,299
Deferred tax asset, net	6,505	9,943
Fair value of derivative assets	5,929	2,643
Other assets, net	124,960	17,166
Total assets	$4,226,472	$3,595,615
Liabilities
Accounts payable and accrued liabilities	$23,146	$18,305
Rentals received in advance	21,322	14,968
Payable to related parties	4,462	2,084
Security deposits	60,097	49,689
Maintenance payment liability, net	292,586	244,151
Unsecured borrowings, net	617,664	615,922
Secured borrowings, net	2,379,869	2,029,675
Deferred tax liability, net	36,256	30,112
Fair value of derivative liabilities	8,558	7,344
Other liabilities	80,402	39,656
Total liabilities	3,524,362	3,051,906
Shareholders’ equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 32,650,019 and 27,983,352 shares issued and outstanding at December 31, 2018 and 2017, respectively	33	28
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid in capital	549,123	479,637
Retained earnings	154,347	68,624
Accumulated other comprehensive loss, net	(1,393)	(4,580)
Total shareholders’ equity	702,110	543,709
Total liabilities and shareholders’ equity	$4,226,472	$3,595,615

Fly Leasing Limited
Consolidated Statements of Cash Flows
(DOLLARS IN THOUSANDS)
	Year ended Dec. 31,
	2018 (Audited)	2017 (Audited)
Cash Flows from Operating Activities
Net income	$85,723	$2,598
Adjustments to reconcile net income to net cash flows provided by operating activities:
Finance lease revenue	(675)	(731)
Equity in (earnings) loss from unconsolidated subsidiary	54	(496)
Gain on sale of aircraft	(13,398)	(3,926)
Depreciation	144,084	133,227
Aircraft impairment	—	22,000
Amortization of debt discounts and issuance costs	9,455	7,955
Amortization of lease incentives	9,738	7,668
Amortization of lease discounts, premiums and other items	432	412
Amortization of acquisition fair value adjustments	1,239	1,223
Loss on modification and extinguishment of debt	2,474	23,309
Unrealized foreign exchange (gain) loss	(563)	2,305
Provision for deferred income taxes	9,864	5,178
Gain on derivatives	(1,269)	(478)
Security deposits and maintenance payment liability recognized into earnings	(15,597)	(16,268)
Distributions from unconsolidated subsidiary	2,131	—
Cash receipts from maintenance rights	3,013	—
Maintenance rights recognized into earnings	—	465
Changes in operating assets and liabilities:
Rent receivables	(12,866)	(4,251)
Other assets	(4,119)	(2,599)
Payable to related parties	2,378	(10,126)
Accounts payable, accrued liabilities and other liabilities	18,982	11,588
Net cash flows provided by operating activities	241,080	179,053
Cash Flows from Investing Activities
Distributions from unconsolidated subsidiary	3,103	—
Rent received from finance lease	1,800	1,880
Investment in Horizon I Limited equity certificates	(5,747)	—
Purchase of flight equipment	(934,481)	(434,122)
Proceeds from sale of aircraft, net	177,702	21,750
Purchase price allocated to Portfolio B orderbook value	(80,450)	—
Payments for aircraft improvement	(6,779)	(7,357)
Payments for lessor maintenance obligations	(8,601)	(12,564)
Net cash flows used in investing activities	(853,453)	(430,413)

	Year ended Dec. 31,
	2018 (Audited)	2017 (Audited)
Cash Flows from Financing Activities
Security deposits received	15,042	7,196
Security deposits returned	(8,716)	(3,554)
Maintenance payment liability receipts	84,102	75,765
Maintenance payment liability disbursements	(15,495)	(14,303)
Net swap termination payments	1,801	—
Debt modification and extinguishment costs	301	(17,396)
Debt issuance costs	(3,619)	(1,464)
Proceeds from unsecured borrowings	—	295,150
Repayment of unsecured borrowings	—	(375,000)
Proceeds from secured borrowings	826,396	513,459
Repayment of secured borrowings	(482,703)	(326,909)
Net proceeds from issuance of shares	19,624	—
Shares repurchased	—	(57,286)
Net cash flows provided by financing activities	436,733	95,658
Effect of exchange rate changes on unrestricted and restricted cash and cash equivalents	(95)	430
Net decrease in unrestricted and restricted cash and cash equivalents	(175,735)	(155,272)
Unrestricted and restricted cash and cash equivalents at beginning of period	456,815	612,087
Unrestricted and restricted cash and cash equivalents at end of period	$281,080	$456,815

Reconciliation to Consolidated Balance Sheets:
Cash and cash equivalents	$180,211	$329,105
Restricted cash and cash equivalents	100,869	127,710
Unrestricted and restricted cash and cash equivalents	$281,080	$456,815

Fly Leasing Limited
Reconciliation of Non-GAAP Measures
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
	Three months ended Dec. 31,		Year ended Dec. 31,
	2018 (Unaudited)	2017(1) (Unaudited)	2018 (Unaudited)	2017(1) (Unaudited)
Net income	$31,009	$7,170	$85,723	$2,598
Adjustments:
Unrealized foreign exchange (gain) loss	(187)	301	(668)	2,305
Deferred income taxes	227	721	9,864	5,178
Fair value changes on undesignated derivatives	(286)	(899)	(3,732)	(1,843)
Adjusted Net Income	$30,763	$7,293	$91,187	$8,238
Average Shareholders’ Equity	$692,124	$543,705	$614,344	$571,042
Adjusted Return on Equity	17.8%	5.4%	14.8%	1.4%

Weighted average diluted shares outstanding	32,661,240	28,427,967	29,783,904	30,353,425
Adjusted Net Income per diluted share	$0.94	$0.26	$3.06	$0.27
(1)	Revised to conform to current period presentation.

FLY defines Adjusted Net Income as net income plus or minus (i) unrealized foreign exchange gains and losses; (ii) deferred income taxes; (iii) the fair value changes associated with interest rate derivative contracts that are not accounted for as cash flow hedges; and (iv) non-recurring expenses. The adjustments included within Adjusted Net Income are primarily non-cash or non-recurring items that we consider unrelated to the ongoing performance of our operations. Adjusted Return on Equity is calculated by dividing Adjusted Net Income by average shareholders’ equity for each period presented. For periods of less than one year, the resulting return is annualized.

FLY uses Adjusted Net Income and Adjusted Return on Equity, in addition to GAAP net income and earnings per share, to assess our core operating performance on a consistent basis from period to period. Management believes these measures are helpful in evaluating the operating performance of our ongoing operations and identifying trends in our performance, because they remove the effects of certain non-cash or non-recurring items and certain other items that are not indicative of our overall operating trends. In addition, Adjusted Net Income and Adjusted Return on Equity help us compare our performance to our competitors. These measures should be considered in addition to, and not as substitutes for, net income or other financial measures determined in accordance with GAAP. FLY’s definitions may be different than those used by other companies.